

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 27, 2022

Chung-Yi Sun
Chief Executive Officer
Cetus Capital Acquisition Corp.
Floor 3, No. 6, Lane 99
Zhengda Second Street, Wenshan District
11602 Taipei, Taiwan, R.O.C.

> **Re: Cetus Capital Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 15, 2022**
> **File No. 333-266363**

Dear Mr. Sun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Summary, page 2

1.   Please significantly revise your summary risk factors to address clearly all of the elements of prior comment 5, including all material risks related to China. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus, including the page numbers where the detailed discussions of each risk factor occur. For example, specifically discuss risks arising from

the legal system in China, including risks and uncertainties regarding the enforcement of laws and risks relating to the prohibition of trading of securities and delisting.

Risk Factors, page 30

2. We did not note any disclosure in response to prior comment 11; therefore, we reissue the comment. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael T. Campoli, Esq.